UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          LIONBRIDGE TECHNOLOGIES, INC.
                          -----------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                   536252109
                                 --------------
                                 (CUSIP Number)


                               December 31, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [X]   Rule 13d-1(b)

                               [ ]   Rule 13d-1(c)

                               [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following pages
                              Page 1 of 10 Pages
                            Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.: 536252109                                          Page 2 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          MAGNETAR CAPITAL PARTNERS LP
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
                      5.       Sole Voting Power                  None
Number of             ..........................................................
Shares                6.       Shared Voting Power                3,728,153
Beneficially          ..........................................................
Owned by Each         7.       Sole Dispositive Power             None
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           3,728,153
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,728,153
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          6.14% based on 60,724,755 shares outstanding as of October 31, 2007.
.................................................................................
12.       Type of Reporting Person:

          HC; OO

                                  SCHEDULE 13G

CUSIP No.: 536252109                                          Page 3 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          SUPERNOVA MANAGEMENT LLC
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
                      5.       Sole Voting Power                  None
Number of             ..........................................................
Shares                6.       Shared Voting Power                3,728,153
Beneficially          ..........................................................
Owned by Each         7.       Sole Dispositive Power             None
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           3,728,153
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,728,153
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          6.14% based on 60,724,755 shares outstanding as of October 31, 2007.
.................................................................................
12.       Type of Reporting Person:

          HC; OO

                                  SCHEDULE 13G

CUSIP No.: 536252109                                          Page 4 of 10 Pages


.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          ALEC N. LITOWITZ
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          United States of America
.................................................................................
                      5.       Sole Voting Power                  None
Number of             ..........................................................
Shares                6.       Shared Voting Power                3,728,153
Beneficially          ..........................................................
Owned by Each         7.       Sole Dispositive Power             None
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           3,728,153
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,728,153
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          6.14% based on 60,724,755 shares outstanding as of October 31, 2007.
.................................................................................
12.       Type of Reporting Person:

          HC

                                                              Page 5 of 10 Pages

Item 1(a)   Name of Issuer:

            Lionbridge Technologies, Inc. (the "Issuer")

Item 1(b)   Address of Issuer's Principal Executive Offices:

            1050 Winter Street, Waltham, MA 02451

Item 2(a)   Name of Person Filing:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              i)  Magnetar Capital Partners LP ("Magnetar Capital Partners");

             ii)  Supernova Management LLC ("Supernova Management"); and

            iii)  Alec N. Litowitz ("Mr. Litowitz")

            This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain Managed Accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of
Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)   Citizenship

             i)   Magnetar Capital Partners is a Delaware limited partnership;

            ii)   Supernova Management is a Delaware limited liability company;
                  and

           iii)   Mr. Litowitz is a citizen of the United States of America.

                                                              Page 6 of 10 Pages

Item 2(d)   Title of Class of Securities:

            Common Stock, $0.01 par value per share (the "Shares")

Item 2(e)   CUSIP Number:

            536252109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a)  [  ]   Broker or dealer  registered  under  Section  15 of the
                        Exchange Act.

            (b)  [  ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)  [  ]   Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.

            (d)  [  ]   Investment  company  registered  under Section 8 of the
                        Investment Company Act.

            (e)  [X]    An   investment   adviser  in   accordance   with  Rule
                        13d-1(b)(1)(ii)(E);

            (f)  [  ]   An  employee   benefit  plan  or   endowment   fund  in
                        accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)  [  ]   A  parent   holding   company  or  control   person  in
                        accordance with Rule 13d-1(b)(1)(ii)(G).

            (h)  [  ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

            (i)  [  ]   A church plan that is excluded  from the  definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 3,728,153 Shares. This amount consists of: (A) 2,089,020 Shares held for the account of Magnetar Capital Master Fund; (B) 5,936 Shares held for the account of Magnetar SGR Fund Ltd.; (C) 158,117 Shares held for the account of Magnetar SGR Fund LP and (D) 1,475,080 Shares helf for the account of the Managed Accounts.


Item 4(b)   Percent of Class:

            The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 6.14% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent filed registration statement on Form 10-Q, there were approximately 60,724,755 shares outstanding as of October 31, 2007).

                                                              Page 7 of 10 Pages


Item 4(c)   Number of Shares of which such person has:

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         3,728,153

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:            3,728,153

Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 8 of 10 Pages

                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2008            MAGNETAR CAPITAL PARTNERS LP

                                   By:  /s/ Alec N. Litowitz
                                        ------------------------------
                                   Name:    Alec N. Litowitz
                                   Title:   Manager of Supernova Management LLC,
                                            as General Partner of Magnetar
                                            Capital Partners LP


Date: February 13, 2008            SUPERNOVA MANAGEMENT LLC

                                   By:  /s/ Alec N. Litowitz
                                        ------------------------------
                                   Name:    Alec N. Litowitz
                                   Title:   Manager


Date: February 13, 2008            ALEC N. LITOWITZ

                                   /s/ Alec N. Litowitz
                                   -----------------------------------

                                                             Page 9 of 10 Pages

                                 EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A.    Joint Filing Agreement, dated February 13, 2008 by and
      among Magnetar Capital Partners LP, Supernova Management
      LLC, and Alec N. Litowitz..................................            10

                                                             Page 10 of 10 Pages


                            EXHIBIT A

                      JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Lionbridge Technologies, Inc. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 13, 2008            MAGNETAR CAPITAL PARTNERS LP

                                   By:  /s/ Alec N. Litowitz
                                        ------------------------------
                                   Name:    Alec N. Litowitz
                                   Title:   Manager of Supernova Management LLC,
                                            as General Partner of Magnetar
                                            Capital Partners LP


Date: February 13, 2008            SUPERNOVA MANAGEMENT LLC

                                   By:  /s/ Alec N. Litowitz
                                        ------------------------------
                                   Name:    Alec N. Litowitz
                                   Title:   Manager


Date: February 13, 2008            ALEC N. LITOWITZ

                                   /s/ Alec N. Litowitz
                                   -----------------------------------